MAIL STOP 05-11

      March 24, 2005


Mr. David Chin
President
US Biodefense, Inc.
13674 E. Valley Blvd.
City of Industry, CA  91746


Re:	US Biodefense, Inc.
      Form 8-K filed 03/18/05
	File No. 000-31431


Dear Mr. Chin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the me at the telephone number listed at the end of this letter.

Form 8-K filed March 18, 2005
1. Upon review of the Company`s Form 10-KSB filed March 16, 2004, we noted a going concern audit opinion modification. Please amend your
Form 8-K to address this opinion modification in accordance with Item
304(a)(1)(ii) of Regulation S-B.
2. Please amend your Form 8-K to indicate the appropriate level of corporate approval (e.g. Board of Directors) for the dismissal of Beckstead & Watts, LLP, in accordance with Item 304(a)(1)(iii) of Regulation S-B.
3. Upon review of the predecessor auditor letter filed as an exhibit to the Form 8-K filing, we noted a possible violation of Section 402(a) of the Sarbanes-Oxley Act prior to dismissal. Please amend your Form 8-K to properly disclose the information required under Items 304(a)(1)(iv) and 304(a)(2)(ii) as applicable. Otherwise, tell us why this is not a reportable event or disagreement as described under Item 304 of Regulation S-B.
4. Please amend your Form 8-K to disclose the engagement date of Randy Gruber, CPA in accordance with Item 304(a)(2) of Regulation S-
B.
5. We noted the Company engaged a new certifying accountant for the
"fiscal year ending December 31, 2004." We also noted the Company was on an 11/30 fiscal year per the Company`s Form 10-KSB filed on March 16, 2004. This appears to be a change in fiscal year from 11/30 to 12/31. If this is the case, please note that the Company still must file a Form 10-KSB for the fiscal year ended November 30,
2004 (also, the one month transition period must be audited and included in the 10-KSB) in accordance with Section 240.13a-10 of the
Exchange Act Rules. If the reference to 11/30 is a mistake, please correct the disclosure in the filing.
6. Please file an updated letter from Beckstead & Watts LLP, if applicable, as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any updated disclosures in an amended Form 8-K filing.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.




If you should have a particular question in regard to this letter, please contact the undersigned at 202-824-5696.


						Sincerely,


						Brian K. Bhandari
						Staff Accountant
						Office of Emerging Growth Companies
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